Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.
ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED
2008 OCT -6 A 11:27

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	*Fax:*	(48 76) 747 81 39
E-mail:			
Date:	30 September 2008 [redacted]	ets:	2

08005193

SUPPL

Current report 47/2008

The Management Board of KGHM Polska Miedź S.A. announces that on 19 September 2008 the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court Register issued a decision on entering the following company into the National Court Register - Register of Entrepreneurs: PMT Linie Kolejowe sp. z o.o. with its registered head office in Polkowice. The share capital of this newly-created entity amounts to PLN 100.0 thousand and is divided into 100 shares of PLN 1 000 each.

POL-MIEDŹ TRANS sp. z o.o. (a subsidiary of KGHM Polska Miedź S.A.) has acquired 99 shares in the newly-founded company PMT Linie Kolejowe sp. z o.o. These shares have a per-share face value of PLN 1000 and a total nominal value of PLN 99.0 thousand, represent 99.0% of the share capital of this company and grant the right to the same number of votes at the General Shareholders' Meeting.
The carrying amount of the shares of PMT Linie Kolejowe sp. z o.o. in the accounts of POL-MIEDŹ TRANS sp. z o.o. is PLN 99.0 thousand.
The shares acquired by POL-MIEDŹ TRANS sp. z o.o. for a price equal to their nominal value were entirely paid for in cash.

Acquisition of these assets was financed by the internal funds of POL-MIEDŹ TRANS sp. z o.o. The assets acquired are of a long-term, equity investment nature.

POL-MIEDŹ TRANS sp. z o.o. became the owner of 99.0% of the shares of PMT Linie Kolejowe sp. z o.o., with 1.0% of the shares of PMT Linie Kolejowe sp. z o.o. owned by Mercus PHP sp. z o.o. (a subsidiary of KGHM Polska Miedź S.A.).

The founding of this company and its assumption of management over railway infrastructure will enable PMT Linie Kolejowe sp. z o.o. to collect fees for providing access to this infrastructure to other carriers. The result of commencing operations by PMT Linie Kolejowe sp. z o.o. will be to improve the effectiveness of the assets owned by POL-MIEDŹ TRANS sp. z o.o.

PROCESSED
OCT 07 2008
THOMSON REUTERS

Exemption number: 82 4639

The criteria used for describing the assets as significant is that the financial assets acquired exceed 20% of the share capital of PMT Linie Kolejowe sp. z o.o.

Legal basis: § 5 sec. 1 point 1 of the Decree of the Council of Ministers dated 19 October 2005 regarding current and periodic information provided by issuers of securities (Journal of Laws from 2005 No. 209, item 1744)

WICEPREZES ZARZĄDU
Maciej Tybura

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

END